Filed by Mylan Laboratories Inc.
Mylan Comments on Icahn Letter to Shareholders

Filed by Mylan Laboratories Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities and Exchange Act of 1934, as amended

Subject Company: King Pharmaceuticals, Inc. Commission File No.: 0-24425

     This filing relates to a planned acquisition by Mylan Laboratories Inc. (“Mylan”) of King Pharmaceuticals, Inc. (“King”), pursuant to the terms of an Agreement and Plan of Merger, dated as of July 23, 2004 (the “Merger Agreement”), by and among Mylan, Summit Merger Corporation (a wholly-owned subsidiary of Mylan) and King. The Merger Agreement is on file with the U.S. Securities and Exchange Commission as an exhibit to the joint proxy statement/prospectus on Form S-4 filed by Mylan on September 3, 2004, and is incorporated by reference into this filing.

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For Immediate Release	CONTACTS:	Heather Bresch (Public Relations) Mylan Laboratories Inc. 724.514.1800

Kris King (Investor Relations) Mylan Laboratories Inc. 724.514.1800

Mylan Comments on Icahn Letter to Shareholders

Pittsburgh, PA – December 17, 2004 – Mylan Laboratories Inc. (NYSE: MYL) commented on the letter to shareholders issued today by Carl Icahn’s controlled entity.

Mylan’s Vice Chairman and CEO, Robert J. Coury, stated, “Carl Icahn’s “open letter” to Mylan shareholders is a recycled collection of misleading statements and threats that he has been making over the past few months.

“Two points, however, are worth noting. First, we have been saying for some time that Mr. Icahn has embarked on a campaign to intimidate Mylan’s directors, officers and shareholders in order to further his own agenda. He now has all but acknowledged this. We have told him before that his attempts at intimidation will not succeed, and we believe it is clear that he is growing increasingly frustrated that they have not.

“Second, Mr. Icahn goes to great lengths in an effort to defend his substantial short position in securities of King Pharmaceuticals. In trying to justify the unjustifiable, Mr. Icahn says he is now short “only” 5.3 million King shares – shares having a current market value in excess of $66 million. Mr. Icahn also asserts that his interests are “aligned” with other Mylan shareholders – ignoring his written admission earlier this week in an SEC-filed document that his short position in King puts him “in a position to benefit if the proposed Merger is not consummated in a way that is different from other Mylan shareholders.”

“With each belated disclosure, Mr. Icahn’s credibility is called into greater question. This week, he disclosed for the first time that he started accumulating his King short position almost five months ago, on the very day Mylan’s acquisition of King was announced. We believe Mr. Icahn should have disclosed long ago detailed information about his short position in King and that such position put his economic interests at odds with those of other Mylan shareholders. Now, it is long past the time for Mr. Icahn to make full and candid disclosure, and we believe he should do so. Mylan shareholders should be informed, for example, as to Mr. Icahn’s daily transactions in shorting King stock so they can be aware of his short position and the influence it may have had on the various statements he has made and the actions he has taken regarding Mylan.

“As Mylan has previously stated, Mylan’s Board of Directors and management will continue to be thorough in their analysis of King and its recent disclosures and will neither be distracted nor deterred by Mr. Icahn. Our Board of Directors and management have a track record of delivering growth and value to Mylan and its shareholders for over 40 years, and we are committed to continuing to do so in the future.”

For more information about Mylan, visit www.mylan.com.

Forward-Looking Statements:

This press release includes statements that constitute “forward-looking statements,” including with regard to pending King acquisition, Mylan’s future growth and value, and actions with regard to Icahn. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Because such statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: changing market conditions; the satisfaction of conditions to closing the King acquisition; challenges and costs relating to the acquisition and the integration of the two businesses; other uncertainties and matters beyond the control of management of both Mylan and King; and the other risks detailed in the periodic filings filed by Mylan and by King with the Securities and Exchange Commission (the “SEC”). Neither Mylan nor King undertakes any obligation to update these statements for revisions or changes after the date of this release.

Additional Information About the Merger and Where To Find It:

In connection with the proposed merger of a wholly-owned subsidiary of Mylan with and into King (the “Merger”), Mylan and King filed with the SEC on September 3, 2004, a joint proxy statement/prospectus on Form S-4 that contains important information about the Merger. These materials are not yet final and will be amended. Investors and security holders of Mylan and King are urged to read the joint proxy statement/prospectus filed, and any other relevant materials filed by Mylan or King because they contain, or will contain, important information about Mylan, King and the Merger. The preliminary materials filed on September 3, 2004, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Mylan or King with the SEC, may be obtained for free at the SEC’s website at http://www.sec.gov . Investors and shareholders of Mylan and King may also read and copy any reports, statements and other information filed by Mylan and King with the SEC at the SEC public reference room at 450 Fifth Street, N.W. Room 1200, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. In addition, the documents filed with the SEC by Mylan may be obtained free of charge by directing such request to: Mylan Laboratories Inc., Attention: Investor

Relations, 1500 Corporate Drive, Canonsburg, PA 15317, or from Mylan’s website at http://www.mylan.com . The documents filed with the SEC by King may be obtained free of charge by directing such request to: King Pharmaceuticals, Inc., Attn: Corporate Affairs, 501 Fifth Street, Bristol, TN 37620, or from King’s website at http://www.kingpharm.com . Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed transaction.

Mylan, King and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Mylan and King in favor of the acquisition. Information about the executive officers and directors of Mylan and their ownership of Mylan common stock is set forth in the proxy statement for Mylan’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2004. Information about the executive officers and directors of King and their ownership of King common stock is set forth in the proxy statement for King’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on September 19, 2003. Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of Mylan, King and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition, which is included in the Registration Statement on Form S-4 filed by Mylan with the SEC on September 3, 2004.

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